November 8, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SI Financial Group, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-169302

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, SI Financial Group, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-1 be declared effective on November 10, 2010, at 3:00 p.m. or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Scott A. Brown of Kilpatrick Stockton LLP at 202.508.5817.

Very truly yours,

/s/ Brian J. Hull
Brian J. Hull
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Michael Clampitt, Securities and Exchange Commission
Eric Envall, Securities and Exchange Commission

November 8, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	SI Financial Group, Inc.

Registration Statement on Form S-1

Request for Acceleration of Effectiveness

File No. 333-169302

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join SI Financial Group, Inc. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on November 10, 2010, at 3:00 p.m., or as soon thereafter as practicable.

Very truly yours,

/S/ ROBIN SUSKIND
name: Robin Suskind
title: Managing Director